THRIVENT SERIES FUND, INC.

625 Fourth Avenue South

Minneapolis, Minnesota 55415

August 15, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Thrivent Series Fund, Inc.

1933 Act File No. 333-180554

Our 497 Filing of May 31, 2012

Dear Ms. Roberts:

As we have discussed, we are filing a new 497 for the Thrivent Series Fund, Inc. This 497 filing will have the correct 1933 Act file number so that the public will be able to track all of the filings pertaining to the N-14.

Please contact me at (612) 844-5168 if you have any questions. Thank you.

Sincerely,

/s/ Rebecca A. Paulzine

Rebecca A. Paulzine

Senior Counsel